                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 8)*
                                          -----



                     J.B. HUNT TRANSPORT SERVICES, INC.
                     ----------------------------------
                              (Name of Issuer)



                    Common Stock, par value $.01 per share
                    --------------------------------------
                       (Title of Class of Securities)


                                445658-10-7
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13G

CUSIP No. 445658-10-7                                               Page 2 of 5
          ------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.B. HUNT*

     * THE SHARES REPORTED ON THIS SCHEDULE 13G ARE BENEFICIALLY OWNED BY MR. J.B. HUNT THROUGH THE J.B. HUNT LLC ("HUNT LLC"), AN ARKANSAS LIMITED LIABILITY COMPANY. MR. HUNT OWNS 98% OF THE INTEREST IN THE HUNT LLC AND IS THE SOLE MANAGER OF THE HUNT LLC WITH THE REMAINING INTEREST BEING OWNED BY MRS. JOHNELLE D. HUNT (2%). THE TRANSFER OF THESE SHARES DID NOT RESULT IN A CHANGE IN THE BENEFICIAL OWNERSHIP OF THESE SHARES.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     14,322,381
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  1,667,612
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     14,322,381 SHARES
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

     NOT APPLICABLE
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     38.8%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     IN

                                  SCHEDULE 13G

CUSIP No. 445658-10-7                                               Page 3 of 5
          ------------

ITEM 1(a).  NAME OF ISSUER

            J.B. HUNT TRANSPORT SERVICES, INC.
-------------------------------------------------------------------------------
ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            615 J.B. HUNT CORPORATE DRIVE
            LOWELL, ARKANSAS 72745
-------------------------------------------------------------------------------
ITEM 2(a).  NAME OF PERSON(S) FILING

            J.B. HUNT
-------------------------------------------------------------------------------
ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            615 J.B. HUNT CORPORATE DRIVE
            LOWELL, ARKANSAS 72745
-------------------------------------------------------------------------------
ITEM 2(c).  CITIZENSHIP

            UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
ITEM 2(d).  TITLE OF CLASS OF SECURITIES

            COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
ITEM 2(e).  CUSIP NUMBER

            445658-10-7
-------------------------------------------------------------------------------
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

            NOT APPLICABLE
-------------------------------------------------------------------------------
ITEM 4.     OWNERSHIP

    (a) Amount Beneficially Owned:
        14,322,381 SHARES (1)
    ---------------------------------------------------------------------------
    (b) Percent of Class:
        38.8%
    ---------------------------------------------------------------------------
    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:
              14,322,381
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote:
              NONE

-----------
(1) INCLUDES 1,667,612 SHARES HELD BY MR. J.B. HUNT, 2,117 SHARES HELD IN MR. HUNT'S 401(K) PLAN, AND 12,652,662 SHARES HELD BY THE J.B. HUNT LLC.

                                  SCHEDULE 13G

CUSIP No. 445658-10-7                                               Page 4 of 5
          ------------

              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of:
              1,667,612
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of:
              NONE.
              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         NOT APPLICABLE.
-------------------------------------------------------------------------------
ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         NOT APPLICABLE.
-------------------------------------------------------------------------------
ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         NOT APPLICABLE.
-------------------------------------------------------------------------------
ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         NOT APPLICABLE.
-------------------------------------------------------------------------------
ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         NOT APPLICABLE.
-------------------------------------------------------------------------------
ITEM 10. CERTIFICATION

         NOT APPLICABLE.

                                  SCHEDULE 13G

CUSIP No. 445658-10-7                                               Page 5 of 5
          ------------

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 13, 1997
                                           ----------------------------
                                           Date:

                                           /s/ J.B. HUNT
                                           ----------------------------
                                           J.B. HUNT